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                                                     OMB APPROVAL
                                                     OMB Number 3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           NEUROMEDICAL SYSTEMS, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  64124 H 10 9
                        --------------------------------
                                 (CUSIP Number)
                                 Harry Edelson
                              300 Tice Boulevard
                        Woodcliff Lake, New Jersey 07675
 ------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 7, 1999
                        --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [X].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No. 64124 H 10 9                                      Page 2 of 7 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       EDELSON TECHNOLOGY PARTNERS II, L.P.
       TAX ID#22-2848790

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
     1,466,000 shares owned of record                              (b) [ ]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS, 2(d) or 2(e)                                            [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DE

-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                     ----------------------------------------------------------
   NUMBER OF               SHARED VOTING POWER
    SHARES             8   1,466,000 shares
 BENEFICIALLY        ----------------------------------------------------------
   OWNED BY            9   SOLE DISPOSITIVE POWER
EACH REPORTING       ----------------------------------------------------------
    PERSON            10   SHARED DISPOSITIVE POWER
     WITH                  1,466,000 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,466,000 shares
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.7%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS l-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



CUSIP No. 64124 H 10 9                                      Page 3 of 7 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       EDELSON TECHNOLOGY ASSOCIATES II, L.P.
       TAX ID#22-2870457

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [X]
     1,466,000 shares owned of record                              (b) [ ]

-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

      WC

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS, 2(d) or 2(e)                                            [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DE

-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
                     ----------------------------------------------------------
  NUMBER OF                SHARED VOTING POWER
   SHARES              8   1,466,000 shares
BENEFICIALLY         ----------------------------------------------------------
  OWNED BY             9   SOLE DISPOSITIVE POWER
EACH REPORTING       ----------------------------------------------------------
   PERSON             10   SHARED DISPOSITIVE POWER
    WITH                   1,46,000 shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,466,000 shares
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.7%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS l-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 64124 H 10 9                                      Page 4 of 7 Pages


--------------------------------------------------------------------------------
l    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     EDELSON TECHNOLOGY PARTNERS III, L.P.
     TAX ID#22-3256000
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
     0 shares owned of record

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
  NUMBER OF
  SHARES         ---------------------------------------------------------------
BENEFICIALLY
  OWNED BY        8      SHARED VOTING POWER
   EACH                  0 shares
 REPORTING       ---------------------------------------------------------------
  PERSON          9      SOLE DISPOSITIVE POWER
   WITH
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER
                         0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No. 64124 H 10 9                                      Page 5 of 7 Pages


--------------------------------------------------------------------------------
l    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     EDELSON TECHNOLOGY ASSOCIATES III, L.P.
     TAX ID#22-3257334
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
     0 shares owned of record

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DE

--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER
  NUMBER OF
  SHARES         ---------------------------------------------------------------
BENEFICIALLY
  OWNED BY        8      SHARED VOTING POWER
   EACH                  0 shares
 REPORTING       ---------------------------------------------------------------
  PERSON          9      SOLE DISPOSITIVE POWER
   WITH
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER
                         0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0 shares

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 6 of 7 Pages

     This Statement constitutes an amendment to the Statement on Schedule 13G (the "Original Statement") filed by Edelson Technology Partners II, L.P., a Delaware limited partnership ("Partnership II"), with respect to shares of Common Stock, $.001 par value (the "Common Stock"), of Neuromedical Systems, Inc. Since the filing of the Original Statement, Partnership II purchased 281,000 shares of Common Stock at an average cost of $7.64 per share and sold 193,815 shares of Common Stock at $.035 per share. Edelson Technology Partners III, L.P., a Delaware limited partnership ("Partnership III"), purchased 100,000 shares of Common Stock at an average cost of $1.37 per share and sold 315,400 shares of Common Stock averaging $.45 per share. Accordingly, the following items of the Original Statement is amended to read in its entirety as follows:

     Item 3. Source and Amount of Funds or Other Consideration. The aggregate amount of funds required by Partnership II to purchase the aggregate of 281,000 shares of Common Stock reported herein was $2,147,045. The aggregate amount of funds required by Partnership III to purchase the aggregate of 100,000 shares of Common Stock reported herein was $137,100. All of the funds used by Partnership II and III to purchase the Securities were provided from partnership funds. It is expected that the source of funds to be used by Partnership II and III for the purchase, if any, of shares of Common Stock and/or Warrants subsequent to the date hereof will be partnership funds. No part of the purchase price is or will be represented by borrowings.


     Item 5. Interest in Securities of the Issuer.

     a) As of the date hereof, the aggregate number of shares of Common Stock owned beneficially by Partnership II and Associates II is 1,466,000 shares. This constitutes approximately 4.7% of the issued and outstanding shares of Common Stock of the Company. The aggregate number of shares owned by Partnership III and Associates III is zero. The foregoing calculation of percentage ownership is based upon information as to the issued and outstanding shares of Common Stock of the Company as of December 31, 1998 furnished by the Company. Except for the Securities, insofar as is known to Partnership II and III and Associates II and III, none of the persons named or referred to in response to Item 2 owns any shares of Common Stock or Warrants.

     b) Partnership II and Associates II have shared voting, investment and disposition power as to the Securities.

     c) Partnership II and Associates II sold a total of 193,815 shares of Common Stock at an average price of $.035 per share through the NASDAQ exchange. Partnership III and Associates III sold a total of 315,400 shares of Common Stock at an average price of $.45 per share through the NASDAQ exchange.

     d) Not applicable.

                                                               Page 7 of 7 Pages

     e) Not applicable.

     Item 8. Identification and Classification of Members of a Group. As of this date hereof, the aggregate number of shares of Common Stock owned beneficially by Partnership II is 1,466,000 shares, which constitutes approximately 4.7% of the issued and outstanding shares of Common Stock of the Company as reported by the company as of December 31, 1998. The aggregate number of shares of Common Stock owned by Partnership III is zero shares.

     Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




EDELSON TECHNOLOGY ASSOCIATES II, L.P.
EDELSON TECHNOLOGY PARTNERS II, L.P.

EDELSON TECHNOLOGY ASSOCIATES III, L.P.
EDELSON TECHNOLOGY PARTNERS III, L.P.


DATED: June 9, 1999
      -------------

BY:   HARRY EDELSON
   -------------------
      HARRY EDELSON
     GENERAL PARTNER